FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







BG Group plc

BG Group Share Incentive Plan ('SIP') - Free Shares & Partnership Shares


On 25 April 2006, the following Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below under the terms of the SIP. As a result of these awards the beneficial interests in the ordinary share capital of BG Group plc have increased as shown.

                         Free Shares   Partnership Shares     Revised beneficial
                        awarded at a           awarded at   interest in Ordinary
                     price of 773.1p    a price of 533.8p             10p shares
                           per share            per share
Executive Directors

Frank Chapman                   388                   141                570,017
William Friedrich               388                   140                369,005
Ashley Almanza                  388                   141                156,071

PDMRS

Jorn Berget                     388                   140                    711
Charles Bland                   388                   140                103,010
Mark Carne                      258                   140                    398
Peter Duffy                     388                   140                102,451
Stuart Fysh                     388                   140                 65,704
Martin Houston                  388                     -                173,754
Stefan Ricketts                 388                   140                 14,653
Dave Roberts                    388                   140                  3,291


Note: The SIP is an HM Revenue & Customs approved all-employee share scheme. Under the rules of the SIP, partnership shares are awarded to all eligible employees at the lower of the market value at the beginning of the six-month accumulation period and the date the shares are acquired.

BG Group plc
26 April 2006

website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 26 April 2006                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary